As filed with the Securities and Exchange Commission on  June 10, 2019. Registration No. 333-110862

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

INTERNET INITIATIVE JAPAN INC.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

JAPAN

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 14, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 13, 14, 18, 19 and 21
3. Fees and Charges	Articles number 7 and 8

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of August 9, 1999, as amended and restated as of December 2, 2003 among Internet Initiative Japan Inc., The Bank of New York Mellon (formerly known as The Bank of New York), as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.
e.	Certification under Rule 466. - Not Applicable.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on __________, 2019.

Legal entity created by the agreement for the issuance of depositary shares representing shares of common stock, of Internet Initiative Japan Inc.

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Robert W. Goad
	Name:	Robert W. Goad
	Title:	Managing Director

Pursuant to the requirements of the Securities Act of 1933, Internet Initiative Japan Inc. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Tokyo, Japan, on June 10, 2019.

INTERNET INITIATIVE JAPAN INC.

By:	/s/ Koichi Suzuki
Name:	Koichi Suzuki
Title:	President, Chief Executive Officer
and representative Director

Each person whose signature appears below hereby constitutes and appoints Koichi Suzuki, Eijiro Katsu and Akihisa Watai, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on June 10, 2019.

/s/ Koichi Suzuki	Chairman, Chief Executive Officer and
Koichi Suzuki	Representative Director
(principal executive officer)

/s/ Eijiro Katsu	President, Chief Operating Officer and
Eijiro Katsu	Representative Director

/s/ Hideshi Hojo	Senior Managing Director
Hideshi Hojo

/s/ Takeshi Kikuchi	Senior Managing Director
Takeshi Kikuchi

/s/ Akihisa Watai	Managing Director, Chief Financial Officer and
Akihisa Watai	Chief Accounting Officer
(principal financial and accounting officer)

/s/ Tadashi Kawashima	Managing Director
Tadashi Kawashima

/s/ Junichi Shimagami	Director
Junichi Shimagami

Director
Yasurou Tanahashi

Director
Shingo Oda

Director
Tadashi Okamura

Director
Takashi Tsukamoto

Director
Shinobu Umino

Director
Toshinori Iwasawa

/s/ Yasumitsu Iizuka	IIJ America Inc.
Yasumitsu Iizuka	President and Chief Executive Officer
Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Deposit Agreement dated as of August 9, 1999, as amended and restated as of December 2, 2003 among Internet Initiative Japan Inc., The Bank of New York Mellon (formerly known as The Bank of New York), as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder.